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                             October 27, 2020

       Jessica L. Thomas
       Chief Financial Officer
       Mechanical Technology, Incorporated
       325 Washington Avenue Extension
       Albany, NY 12205

                                                        Re: Mechanical
Technology, Incorporated
                                                            Registration
Statement on Form 10
                                                            Filed September 30,
2020
                                                            File No. 000-06890

       Dear Ms. Thomas:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Form 10-12G filed September 30, 2020

       Financial Statements for the Three and Six Months Ended June 30, 2020 Condensed Consolidated Statements of Operations (Unaudited), page F-3

   1. We see that in the three months ended June 30, 2020 you recognized $50,000 of cryptocurrency revenue
with no related cost of sales. Please describe your basis under
                                                        ASC 606 for recognizing
revenue from the cryptocurrency transactions and tell us how you are accounting for
and reporting the related costs of realizing this revenue.
       Condensed Consolidated Statements of Changes in Equity, page F-4

   2. Please revise to provide year-to-date periods with subtotals for the comparative prior interim period, i.e. a
reconciliation covering each period for which an income statement is presented. Refer to
Rule 8-03(a)(5) of Regulation S-X.
 Jessica L. Thomas
Mechanical Technology, Incorporated
October 27, 2020
Page 2
Note 1. Nature of Operations, page F-6

3. We see from your disclosure that on May 21, 2020 EcoChain closed its acquisition of the intellectual property of Giga Watt, Inc. and certain other property and rights of GigaWatt associated with GigaWatt's operation of a crypto-mining operation located in Washington
         State and those acquired assets will form the cornerstone of your new cryptocurrency mining operation. Please revise to disclose the total purchase price and clearly describe your accounting for the acquisition under ASC 805.
Note 9. Related Party Transactions
Soluna Transactions, page F-11

4. We note that the Operating and Management Agreement requires, among other things, that Soluna provide developmental and operational services, as directed by EcoChain, with respect to the cryptocurrency mining facility in exchange for EcoChain's payment to
         Soluna of a one-time management fee of $65,000 and profit-based success payments in the event EcoChain achieves explicit profitability thresholds. Please revise your disclosure to provide the terms and amounts of these profit based success payments.
Financial Statements for the Years Ended December 31, 2019 and 2018 Independent Auditors Report, page F-16

5.       We note that the opinion from Wojeski & Company CPAs, P.C. references auditing
         standards generally accepted in the United States of America and does not conform to the format required by PCAOB AS 3101. Please amend the filing to include financial statements that are audited in accordance with the standards of the Public Company
         Accounting Oversight Board and a report of your independent auditors that full complies with the guidance in PCAOB AS 3101.06 through .10 and Article 2 of Regulation S-X.
         This includes the title,    Report of Independent Registered Public
Accounting Firm   , the
         opinion included as part of the first section of the report, appropriate references to being registered with the PCAOB and its standards and a statement containing the year they began serving consecutively as auditor. Refer to PCAOB Release No. 2017-001.
Note 2. Accounting Policies
Revenue Recognition, Accounts Receivable and Allowance for Doubtful Accounts, page F-23

6. Please expand your accounting policy to address how you determine the transaction price for your major contract types, including your assessment of variable consideration and the application of constraint. Explain more fully the nature of the products and services transferred, and provide us your analysis supporting your conclusion that your product and
FirstName LastNameJessica L. Thomas
       services revenues can be combined. Tell us why disaggregated disclosure by nature of
Comapany    NameMechanical
       activity,              Technology,
                 region, product            Incorporated
                                 type or other relevant category is not
required under ASC 606-10-
October50-5
         27, and
             202055-89
                   Pagethrough
                         2       55-91.
FirstName LastName
 Jessica L. Thomas
FirstName
MechanicalLastNameJessica  L. Thomas
            Technology, Incorporated
Comapany
October  27,NameMechanical
             2020           Technology, Incorporated
October
Page  3 27, 2020 Page 3
FirstName LastName
Accounting Updates Not Yet Effective, page F-26

7.       Please revise to disclose the expected effect of the adoption of ASU
2018-18,
         Collaborative Arrangements on your financial statements, or tell us why such disclosure is not required.
Note 11. Stock Based Compensation, page F-32

8. Please revise to remove the impact of stock-based compensation expense on basic and diluted EPS as it represents a non-GAAP measure that is prohibited from the footnotes to your financial statements under Item 10(e)(1)(ii)(C) of Regulation
S-K.
General

9. Please be advised that your registration statement will become effective automatically sixty days after filing, pursuant to Section 12(g)(1) of the Securities
         Exchange Act of 1934. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared your comments. If you do not wish to incur those obligations until all of the following issues are resolved, you may wish to consider withdrawing your registration statement and submitting a new registration statement when you are in a position to revise your document.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Julie Sherman at 202-551-3640 or Kevin Kuhar at 202-551-3662 if you
have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Joe McCann at 202-551-6262 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Life
Sciences
cc:      Penny Somer-Greif, Esq.